UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission file number: 001-5231

A. Full title of the plan and the address of the plan, if different from the issuer named below:

McDonald’s Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McDonald’s Corporation

110 North Carpenter Street

Chicago, Illinois 60607

INDEX

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2025 and as of December 31, 2024	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	4

Notes to Financial Statements	5

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Exhibits	13

Signatures	14

Exhibit 23.1: Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
Exhibit 23.2: Consent of Crowe LLP, Independent Registered Public Account Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of McDonald’s Corporation 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of McDonald’s Corporation 401(k) Plan (the Plan) as of December 31, 2025, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2025.

Chicago, Illinois

June 18, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and 401(k) Plan Administrative Committee of the McDonald’s Corporation 401(k) Plan

Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of McDonald’s Corporation 401(k) Plan (the “Plan”) as of December 31, 2024, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Crowe LLP

We have served as the Plan’s auditor from 2007 to 2024.

Oakbrook Terrace, Illinois

June 16, 2025

McDONALD’S CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2025 AND 2024

(amounts in thousands)

	2025	2024
ASSETS
Investments, at fair value
103-12 - Real estate fund	$36,007	$35,405
McDonald’s Corporation common stock	1,352,367	1,443,882
Collective funds	2,192,413	1,941,298
Total investments, at fair value	3,580,787	3,420,585
Investments, at contract value	284,789	308,898
Total investments	3,865,576	3,729,483

Receivables
Participant contributions	8	3
Company contributions	2,092	2,857
Accrued income	125	133
Participant loans	30,381	28,955
Total receivables	32,606	31,948
Total assets	3,898,182	3,761,431

LIABILITIES
Management expenses payable	128	250
Total liabilities	128	250
NET ASSETS AVAILABLE FOR BENEFITS	$3,898,054	$3,761,181

See the accompanying notes to financial statements.

McDONALD’S CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2025

(amounts in thousands)

2025
Additions to net assets contributed to:
Net appreciation in fair value of investments	$400,708
Interest income	11,689
Dividends	33,524
Net investment income	445,921

Contributions
Company	43,441
Participant	73,522
Rollovers	16,883
Total contributions	133,846

Participant loan interest income	2,103
Restates adjustments and unclaims/reclaims	(287)
Total net additions	581,583

Deductions from net assets contributed to:
Benefits paid to terminated participants and withdrawals	443,756
Management and administrative expenses	954
Total deductions	444,710

Net increase	136,873
Net assets available for benefits
Beginning of year	3,761,181

NET ASSETS AVAILABLE FOR BENEFITS	$3,898,054

See the accompanying notes to financial statements.

McDONALD’S CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 1 - DESCRIPTION OF PLAN

General: The McDonald’s Corporation 401(k) Plan (the “Plan”) is the only tax-qualified retirement plan maintained by McDonald’s Corporation (“McDonald’s” or “Company”) or any of its subsidiaries. The Plan was last amended and restated effective as of January 1, 2020. The Plan was subsequently amended:

●	December 21, 2020 (First Amendment) to allow Roth contributions and hardship withdrawals, to implement a 20% cap on balance transfers into the McDonald’s Company Stock Fund, and to incorporate certain Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and Setting Every Community Up for Retirement Enhancement Act (SECURE Act) provisions.
●	September 1, 2021 (Second Amendment) to provide that tax gross-up payments are not considered eligible compensation and to raise the cap on the contribution limits to 75% of eligible compensation.
●	May 1, 2022 (Third Amendment) to prohibit the payment of cash dividends under $25 and to remove Dynamic Yield Inc. as a participating employer.
●	January 1, 2024 (Fourth Amendment) to change the definition of Restaurant Management Employee effective October 31, 2023. Newly eligible Restaurant Management Employees are automatically enrolled up to 3% of eligible compensation effective March 1, 2024 and all Restaurant Management Employees are subject to automatic annual increases of 1% until they are contributing 6% of eligible compensation. Effective January 1, 2024, to prohibit a participant taking a second loan if current loan is in default. The SECURE 2.0 Act of 2022 changed the Required Minimum Distribution to April 1st of the calendar year turning 73 years old. Also, forced rollover of balances under $7,000 for terminated employees to a specified IRA if the terminated employee otherwise fails to direct the distribution. Finally, adding Astral Arches of IL LLC and Astral Arches of TX LLC as participating employers under the Plan effective November 1, 2023.
●	January 1, 2025 (Fifth Amendment)
◦	Allows employees to elect to receive matching contributions as Roth contributions.
◦	Adds the following SECURE 2.0 provisions:
▪	Provides that the account balances of terminated employees be transferred to an automatic portability IRA if the participant fails to elect a distribution or rollover and the account balance does not exceed $7,000;
▪	Allows employees between ages 60-63 to make enhanced catch up contributions;
▪	Allows participants impacted by disasters to take withdrawals and to suspend loan repayments;
▪	Allows terminally ill participants to take withdrawals; and
▪	Expands eligibility for long-term part-time employees.
◦	Revises Plan governance.

The “plan administrator” of the Plan for purposes of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) is the McDonald’s Corporation Plan Fiduciary Committee (prior to January 1, 2025 the McDonald’s Corporation 401(k) Plan Administrative Committee) (the “Committee”). The Committee contracted with Empower to be the recordkeeper of the Plan as of January 1, 2020 and the Empower affiliate Advised Assets Group, LLC as the provider of managed account services as of that date. The initial term of the Empower recordkeeping agreement was extended for five years effective as of January 1, 2024. Northern Trust is the directed Trustee of the Plan Trust. The Committee has named Aon as the named fiduciary and investment manager of the Plan with respect to investments other than the McDonald’s Common Stock Fund and managed account services. The managed account services ended on December  31, 2024. The Committee appointed Gallagher Fiduciary Liability Advisors LLC effective September 30, 2023 as the independent fiduciary overseeing McDonald’s Common Stock Fund. The Committee meets at least four times a year and maintains an Investment Policy Statement and a Charter.

Eligibility: To be eligible, an employee must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or a participating employer. For purposes of the eligibility and contribution description below, the term “Company” includes McDonald’s Corporation and all participating employers.

Restaurant management employees and staff employees (including part-time staff employees) are eligible to make before-tax or Roth after-tax contributions, up to 75% of eligible compensation beginning the first day of the month after completing one full calendar month of employment. Vice Presidents and above, crew employees and interns are eligible to make 401(k) or Roth contributions after one year of eligibility service. As of March 1, 2024, restaurant management employees are enrolled automatically at a contribution level of 3% of eligible compensation as soon as they have completed one year of service and attained age 21 (the percentage may be changed by the restaurant management employee). Prior to March 1, 2024, the applicable percentage was 1% of eligible compensation. For those auto enrolled participants who do not make investment elections for new contributions to the Plan, all contributions to the Plan, both participant and Company contributions, are invested in the age-appropriate target date fund for participants. Participating employees begin to receive matching contributions once they reach one year of eligibility service. The match is $1 for every $1 of contributions to the Plan, up to a maximum of 6% of eligible compensation.

Contributions: Participants may contribute up to 75% of their eligible compensation, as before-tax or Roth after-tax contributions, or a combination of both, up to the applicable statutory limits on contributions and compensation. Highly compensated employees are not able to make contributions in their second calendar year of employment until the first of the month on or after they complete one anniversary year with at least 1,000 hours of service under the Plan.

The Plan also offers eligible participants the opportunity to make catch-up contributions up to the applicable annual limits. Participants may also make permissible rollovers into the Plan.

Participants direct the investment of their contributions and Company matching contributions into various investment options offered under the Plan. If a participant fails to direct investment of contributions, the Plan’s qualified default investment alternatives are age-based target date funds. The investment funds under the Plan are the Growth Fund, Income Fund, Inflation Strategy Fund, Capital Preservation Fund, Large Cap Equity Index Fund, Small & Mid Cap Equity Index Fund, International Equity Index Fund, Bond Index Fund, McDonald’s Common Stock Fund, and the McDonald’s ESOP Stock Fund. Caps are in place to limit the amount that a participant can invest in the McDonald’s Common Stock Fund. State Street Target Date funds are as follows: Retirement Fund, Retirement 2025, Retirement 2030, Retirement 2035, Retirement 2040, Retirement 2045, Retirement 2050, Retirement 2060, Retirement 2065 and Retirement 2070.

The Company matches (after one year of eligibility service and attainment of age 21) $1 for every $1 of contributions to the Plan, up to a maximum of 6% of eligible compensation (as defined under the Plan document).

A “true-up” calculation will be performed at the end of each calendar year and will be posted to participant accounts in January of the following year. Where a terminated participant’s or beneficiary’s distribution checks go uncashed for 180 days, the cash is held in a commingled distribution account. The Committee has directed Empower to locate “lost” participants and beneficiaries to attempt to connect them with their distributions. If the participant or beneficiary cannot be located after two years, the amount of their uncashed distributions may be used for Plan expenses. When the participant or beneficiary subsequently seeks reissuance of the distribution check, the check is reissued without adjustment for interest or investment gain or loss. The year end balances in uncashed checks following two years of $49,000 and $45,000 were used to pay Company matching contributions as of December 31, 2025 and 2024, respectively.

Participant Accounts: Participants can elect, daily when the markets are open, to have their existing account balances, as well as contributions, invested in 1% increments in one or any combination of the Plan’s investment options subject to the cap for investing in the McDonald’s Common Stock Fund. If more than 20% of a participant’s Plan account is invested in the McDonald’s Common Stock Fund, the participant is not able to contribute more into the McDonald’s Common Stock Fund. If a participant’s account is less than 20% invested in the McDonald’s Common Stock Fund, the participant may elect to have up to 20% of new contributions invested in the McDonald’s Common Stock Fund.

Each participant’s account is credited with the participant’s elective and Company matching contributions and true-up match (if any) and investment gains and losses, distributions, and charged with an allocated portion of investment expenses.

Vesting: All contributions made under the Plan are 100% vested.

Diversification: Participants may invest their Plan accounts among all Plan investment options subject to the cap on investments into the McDonald’s Common Stock Fund.

Loans: Employees may take a loan from their Plan account. The minimum loan is $1,000 and the maximum loan is equal to the lesser of $50,000 or 50% of their vested balance reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. All loans are currently subject to a $75 processing fee. Loan terms range from 12 months up to five years. In 2020, the ability to take a second loan was added. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is requested, plus 1%. Principal and interest are paid ratably through payroll deductions. If a participant terminates with an unpaid loan exceeding $1,000 and does not take a full distribution, the participant has 90 days to pay off the loan in full or elect to use the direct debit feature and continue to make monthly payments for the remaining loan term.

Qualified Domestic Relations Orders (“QDROs”): Domestic Relations Orders received are reviewed to determine if they satisfy the Plan’s QDRO guidelines. There is a processing fee of $300 for each review. The $300 fee is subtracted from the participant’s account unless the QDRO states the fee is to be split between the participant and the alternate payee.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by the Company are entitled to receive the balance in their Plan accounts within a reasonable time following their termination. Effective as of January 1, 2024, no terminated employee’s Plan account will be automatically cashed out. Instead, if a terminated employee whose Plan account balance is less than the applicable legal threshold (currently $7,000) and who fails to direct a distribution, the participant’s Plan account balance will automatically be rolled over to an Inspira Financial IRA through December 31, 2024 and thereafter to the auto portability provider.

If a terminated employee’s Plan account remains in the Plan, the Plan account will continue to be subject to investment gains and losses and will continue to be invested in accordance with the participant’s investment elections (See Note 1: Contributions).

Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

In-Service Withdrawals: Participants 59½ or older who are actively employed by McDonald’s or another participating employer may withdraw all or any part of their account balances under the Plan at any time.

Pass Through Dividend Election: Participants may choose whether dividends earned on shares of McDonald’s common stock will be paid directly to them in cash or reinvested in the McDonald’s Common Stock Fund in the Plan. Dividends $25 and under are automatically reinvested.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Voting: Participants may direct the Trustee (The Northern Trust Company, as directed trustee) to vote shares of McDonald’s stock attributable to their accounts.

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires the Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Other than fully benefit-responsive investment contracts, which are valued at contract value, the Plan’s investments are reported at fair value. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

●	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
●	Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
●	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used for investments of the Plan.

McDonald’s common stock: The fair values of publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1).

Collective trusts: The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values as a practical expedient. The investments objectives and underlying investments of the collective trusts vary, with some holding short-term investments for principal preservation, some holding securities of companies in a particular industry sector, some holding short-term and/or medium-term corporate, government and government agency bonds, and some holding a blend of asset-backed securities and corporate bonds. Each collective trust, including target date funds, provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Target date funds seek to grow assets over a specified period and provide a blend of stability of principal and capital appreciation. The asset allocation of a target date fund gradually grows more conservative as the target date nears and risk tolerance falls. For target date funds, additional redemptions are made as of the valuation date on which such unit value is calculated, at the plan level, pursuant to notice or direction from the trust to the trustee at least 15 business days before the valuation date (or as otherwise determined by the trust or trustee).

103-12-Real Estate Investments: Investments in real estate unitized funds are carried at fair value using daily income estimates and net asset value of the underlying funds as a practical expedient. The fair value of real estate funds is determined daily, consistent with the Private Placement Memorandum, using the estimated fair value based on the conventional approaches to value. The three approaches are: (1) Cost approach -current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) Income approach-discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by appropriate factor; and (3) Market approach-value indicated by recent sales of comparable real estate in the market. Key inputs and assumptions include rental income and expense amounts, related rental income and expense growth rates, discount rates and capitalization rates. An independent appraiser uses one or a combination of them, to estimate the approximate value of the type of real estate in the market. Additionally, a restriction of 10% of the net asset value availability for net contributions/redemptions is in place.

Investments measured at fair value on a recurring basis as of December 31, 2025 and 2024 are summarized below (amounts in thousands):

	Assets at Fair Value as of December 31, 2025
Investment Type	(Level 1)	(Level 2)	(Level 3)	Total
McDonald’s Corporation common stock	$1,352,367	$—	$—	$1,352,367
Total assets in the fair value hierarchy	1,352,367	—	—	1,352,367

Investments measured at net asset value (a)
Collective Trusts/103-12 Investments	—	—	—	2,228,420

Investments at fair value	$1,352,367	$—	$—	$3,580,787

	Assets at Fair Value as of December 31, 2024
Investment Type	(Level 1)	(Level 2)	(Level 3)	Total
McDonald’s Corporation common stock	1,443,882	—	—	1,443,882
Total assets in the fair value hierarchy	1,443,882	—	—	1,443,882

Investments measured at net asset value (a)
Collective Trusts/103-12 Investments	—	—	—	1,976,703

Investments at fair value	$1,443,882	$—	$—	$3,420,585
(a)In accordance with Accounting Standard Codification (“ASC”) Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent as a practical expedient) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Participant Loans: Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded at the time of payment.

NOTE 3 – FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS

The Plan investments include a Capital Preservation Fund, managed by GSAM Stable Value, LLC, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan participant withdrawals and administrative expenses. The Capital Preservation Fund holds the Short-Term Investment Fund (the “STIF”) along with synthetic guaranteed investment contracts, which hold limited liability companies and collective funds that invest in various fixed income securities. These synthetic investment contracts are included in the financial statements at contract value except the STIF. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The synthetic investment contracts within the Capital Preservation Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances may include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to terminate a synthetic investment contract in order to switch to a different investment advisor or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the synthetic investment contract issuer’s underwriting criteria for issuance of a clone contract. The contracts may also limit the circumstances under which an issuer may terminate a synthetic investment contract. Examples of circumstances which would allow an issuer to terminate the contract include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If any one of these events were to occur, the issuer may terminate the contract at the market value of the underlying investments. Currently, the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The crediting rates are reviewed and reset on a monthly basis. The key factors that influence future crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, McDonald’s Corporation has the right under the Plan to discontinue its contributions at any time and the Company may terminate the Plan subject to the provisions of ERISA.

NOTE 5- ADMINISTRATIVE FEES

The investment management and advisory fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. (Effective January 1, 2025, McDonald’s Corporation began paying Aon’s delegated fiduciary fees). Administrative fees associated with the Plan are paid by the Company; provided, however, that effective January 1, 2025, participants and beneficiaries are now charged for Empower’s recordkeeping fees. However, the recordkeeping fees for active participants with less than $100,000 in plan assets are subsidized by the Company.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter, dated September 24, 2013, that the Plan and related trust are designed, including amendments adopted through October 18, 2012, in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). Although the Plan has been restated, effective January 1, 2020 and amended five subsequent times, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan has continually maintained its tax-qualified status and that the Plan Trust remains tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by regulators.

NOTE 7 - TRANSACTIONS WITH PARTIES IN INTEREST

During 2025, the Plan received $33,521,091 in common stock dividends from the Company. For the year ended December 31, 2025, the realized gains and unrealized gains/losses on the common stock was $67,098,630 and $11,318,990, respectively. The Plan held 4,424,735 and 4,979,636 shares of McDonald’s common stock as of December 31, 2025 and 2024, respectively. These transactions are related party transactions as defined by GAAP.

During 2025, sales of stock were $81,348,405 (266,488 shares). These transactions qualify as party-in-interest transactions.

During 2025, fees totaling $954,153 were paid through Plan participant accounts to Plan investment managers. These transactions qualify as party-in-interest transactions.

Certain Plan assets are held in participant loans or investments issued by The Northern Trust Company or State Street Bank and Trust Company; therefore, these transactions qualify as party-in-interest. The Plan holds investments issued by various investment managers of the Plan; these qualify as party-in-interest. A portion of the Plan’s assets are also invested in Company stock.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9 - FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024 to net assets per the Form 5500 (amounts in thousands):

	2025	2024
Net assets available for benefits per the financial statements	$3,898,054	$3,761,181
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(10,606)	(21,075)
Net assets per the Form 5500	$3,887,448	$3,740,106

Following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31, 2025, to the net gain per the Form 5500 (amounts in thousands):

Increase in net assets available for benefits per the financial statements	$136,873
Change in the adjustment from contract value to fair value for fully benefit responsive investment contracts as of December 31, 2025	10,469
Net gain per the Form 5500	$147,342

McDONALD’S CORPORATION, EIN 36-2361282

McDONALD’S CORPORATION 401(k) PLAN, PLAN NUMBER 001

PLAN YEAR END DECEMBER 31, 2025

FORM 5500, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

			(e) Market
(a)	(b) (c) Identity of Issuer / Description	(d) Cost**	Value

	MCDONALD’S CORPORATION COMMON STOCK
*	MCDONALDS CORP COM		35,453
*	MCDONALDS CORP COM		1,010,984,919
*	MCDONALDS CORP COM		341,346,839
	SUBTOTAL - MCDONALD’S CORPORATION STOCK		1,352,367,211

	MCDONALD'S LOAN ASSETS
*	MCDONALD’S LOAN ASSET (4.25-9.50%, 2025-2030)		30,380,848
	SUBTOTAL - MCDONALD’S LOAN ASSETS		30,380,848

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
*	GOLDMAN SACHS ASSET MANAGEMENT INTERMEDIATE CORE FUND		69,715,966
	LOOMIS INTERMEDIATE GOV/CREDIT FUND		72,759,600
	WELLINGTON INTERMEDIATE CORE PORTFOLIO		58,708,011
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2025		1,664,149
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2026		16,211,470
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2027		17,563,217
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2028		17,878,926
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2029		19,682,603
	SUBTOTAL - SYNTHETIC GUARANTEED INVESTMENT CONTRACTS		274,183,942

	COLLECTIVE TRUSTS
*	MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING		100,824,605
*	MFB NT COLLECTIVE S&P500 INDEX FUND-NON LENDING		648,507,090
*	MFB NT COLLECTIVE ALL COUNTRY WORLD EX-US IMI FUND - NON LENDING		167,537,106
*	NT COLLECTIVE EXTENDED EQUITY INDEX FD -NONLENDING		176,179,947
	MFO CAPITAL GROUP EMP BENEFIT INVT TR CAP GRP MULTI SEC FXD		176,618,422
	MFO BLACKROCK INSTL TR CO N A INVT FDS STRATEGIC COMPLETION		27,605,376
	MFO EATON VANCE TRUST COMPANY MULTI-ASSET CREDIT FUND II		25,893,622
*	MFO SSGA REIT INDEX NON LENDING SERIES FUND CMX2		1,495,841
*	MFO ST STR GLOBAL ADVISORS TR CO INVT TARGETRETIR INC SEC		18,122,543
*	MFB NT COLLECTIVE ALL COUNTRY WORLD EX-US IMI FUND - NON LENDING		2,147,445
*	MFB NT COLLECTIVE S&P500 INDEX FUND-NON LENDING		27,274,962
	MFO ARROWSTREET COLLECTIVE INVT TR GLOBAL EQUITY ACWI CIT CL G		94,599,007
	MFO FPA COLLECTIVE INVT TR GLOBAL EQUITY CITCL 1		94,765,341
	MFO GREAT GRAY COLLECTIVE INVT TR FEE CLASS D		77,706,059
	MFO PINESTONE ASSET MGMT COLLECTIVE INVT TR GLOBAL EQUITY CIT FOUNDERS CL		77,988,475
*	MFO ST STR GBL ADVISORS TR CO INVT FDS TARGET RET 25 SEC LEND		32,381,754
*	MFO ST STR GLOBAL ADVISORS TR CO INVT TARGETRETIR 30 SEC		58,367,785
*	MFO ST STR GLOBAL ADVISORS TR CO INVT TARGETRETIR 35 SEC		70,250,665
*	MFO ST STR GLOBAL ADVISORS TR CO INVT TARGETRETIR 40 SEC		62,365,803
*	MFO ST STR GLOBAL ADVISORS TR CO INVT TARGETRETIR 45 SEC		64,345,332
*	MFO ST STR GLOBAL ADVISORS TR CO INVT TARGETRETIR 50 SEC		55,554,570
*	MFO ST STR GLOBAL ADVISORS TR CO INVT TARGETRETIR 55 SEC		49,490,705
*	MFO ST STR GLOBAL ADVISORS TR CO INVT TARGETRETIR 60 SEC		38,369,490
*	MFO ST STR GLOBAL ADVISORS TR CO INVT TARGETRETIR 65 SEC		4,905,222
*	MFO ST STR GLOBAL ADVISORS TR CO INVT TARGETRETIR 70 SEC		1,115,807
	NT COLLECTIVE SHORT TERM INVT FD		38,000,096
	SUBTOTAL - COLLECTIVE TRUSTS		2,192,413,070

	103-12 INVESTMENTS
*	MFO PGIM RETIREMENT REAL ESTATE FUND II LP		36,006,535
	SUBTOTAL - 103-12 INVESTMENTS		36,006,535

	TOTAL ASSETS		3,885,351,606

*Party in Interest

**Historical cost is disclosed only for nonparticipant-directed investments

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2	Consent of Crowe LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald’s Corporation 401(k) Plan

Date: June 18, 2026	By:	/s/ Jon Teppo
Jon Teppo
Senior Vice President - Total Rewards